BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

BAA

28 February 2003

03 MAR 10 AM 7:21

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

03007511

SUPPL

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

pp **Alison Livesley**
Head of Investor Relations

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

dlw 3/13

To: Alison Livesley
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 28 February 2003

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

BAA

28 February 2003

BAA RESPONSE TO CAA FINAL DECISION ON AIRPORT CHARGES

BAA plc, the international airports group, today welcomed the final decision on the price control formula at Heathrow, Gatwick and Stansted for the next five years.

BAA chief executive designate Mike Clasper said: "As expected, the final formula is tough but realistic. It removes a significant uncertainty for the whole UK aviation industry.

"It will enable us to proceed with our ten year, £7.5 billion investment programme to deliver infrastructure improvements at all three London airports. The investment programme is designed to meet our airline customers' requirements and will ensure we are providing the high quality infrastructure the country needs.

"We are already hard at work on the Heathrow Terminal 5 site and we are on track to deliver a state-of-the-art terminal on time and to budget in 2008.

"The CAA decision also endorses the company's business plan, which is committed to providing high quality of service for passengers and airlines up to the opening of Terminal 5 and beyond.

Mf.../

News Release

Heathrow Gatwick Stansted Glasgow
Edinburgh Aberdeen Southampton

Corporate Affairs
130 Wilton Road, London SW1V 1LQ
Telephone +44 (0)20 7932 6654 Fax +44 (0)20 7932 6659
www.baa.com

"We are pleased that a rigorous and thorough review at a critical time for the aviation industry has produced an outcome which enables us to deliver what the industry needs. The regulatory system in the aviation industry has demonstrated that it works effectively.

"Although the CAA has not fully accepted our arguments on the recovery of security costs, we welcome the technical amendments which go some way towards capping our cost exposure if additional security measures were required. As ever, passengers can be assured that we will continue to do everything necessary to ensure their security."

The final formula provides for an RPI + 6.5% increase in charges at Heathrow, equivalent to a real average annual increase of approximately 45 pence per passenger. The increase in Gatwick and Stansted charges will be capped at the rate of inflation (RPI + 0).

For information on BAA see www.baa.com.

Ends

Media enquiries: **Caroline Corfield/Samantha Birmingham**
Tel: +44 (0) 20 7932 6654

City enquiries: **Alison Livesley**
Tel: +44 (0) 20 7932 6692